===============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                              Moore Products Co.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  615836-103
-------------------------------------------------------------------------------
                                (CUSIP Number)

                             Robert E. Wisniewski
                            Secretary and Treasurer
                              Moore Products Co.
                             1201 Sumneytown Pike
                          Spring House, PA 19477-0900
                                (215) 646-7400
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 16, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 615836-103                 13D                          Page 2 of  25

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Frances O. Moore

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          321,854
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    321,854
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     321,854
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------

CUSIP No. 615836-103                                               Page 3 of 25


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Thomas C. Moore

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]


--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    38,826
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          300,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    28,826
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    310,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     338,826
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 615836-103                  13D                           Page 4 of 25

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James O. Moore
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]


--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF
                    44,653
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          300,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    44,653
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    300,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     344,653
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 615836-103                  13D                           Page 5 of 25

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     William B. Moore


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]


--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                     52,961
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          300,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    52,961
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    300,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     352,961
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 615836-103                  13D                           Page 6 of 25


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Mellon Financial Corporation            IRS No. 25-1233834

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]


--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Pennsylvania

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    4,813
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          621,854
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    4,813
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    621,954
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     626,767

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.14%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC

--------------------------------------------------------------------------------

CUSIP No. 615836-103                  13D                           Page 7 of 25


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Mellon Bank, N.A.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    4,813
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          621,954
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    4,813
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    621,954
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     626,767

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.14%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     BK

--------------------------------------------------------------------------------

                                                                    Page 8 of 25
                                  SCHEDULE 13D

     This statement on Schedule 13D relates to the intended acquisition of Moore Products Co. (the "Company") by Siemens Energy & Automation, Inc. ("Parent"), a Delaware corporation and indirect wholly-owned subsidiary of Siemens Aktiengesellschaft ("Siemens AG"), a corporation formed under the laws of the Federal Republic of Germany, pursuant to an Agreement and Plan of Merger dated as of January 16, 2000 (the "Merger Agreement") between and among: Parent; Malibu Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and wholly-owned subsidiary of Parent; and the Company. The Merger Agreement provides for a cash tender offer, which commenced January 21, 2000 (the "Tender Offer"), by Purchaser for all of the outstanding common stock and preferred stock of the Company, to be followed by a merger of Purchaser with and into the Company. As a condition to their entering into the Merger Agreement, Parent and Purchaser required that the Company, the reporting persons and certain other shareholders of the Company, in their capacities as shareholders, simultaneously enter into a Tender and Option Agreement with Parent and Purchaser (the "Tender and Option Agreement") whereby the reporting persons: (i) agreed to tender their shares of capital stock of the Company in the Tender Offer and to vote in favor of the Merger and related matters, and (ii) granted to Parent and Purchaser an option to purchase such shares at the Tender Offer price under certain circumstances and granted to them a proxy so to vote their shares as set forth in Item 6 herein.

     On January 21, 2000, Siemens AG, Parent and Purchaser filed with the Securities and Exchange Commission (the "Commission") a Schedule 13D (the "Siemens Schedule 13D") and a Schedule 14D-1 (the "Siemens Schedule 14D-1") with respect to the Tender Offer and Merger, attaching or incorporating by reference as exhibits thereto, the Merger Agreement, the Tender and Option Agreement (including the list of the shareholders party thereto and their shareholdings), and Purchaser's Offer to Purchase" and "Letter of Transmittal"(together, the "Offer") relating to the Tender Offer. Also on January 21, 2000, the Company filed a Schedule 14D-9 (the "Company Schedule 14D-9") setting forth the recommendation of the Company's Board of Directors that the Company's shareholders accept the Offer and tender their shares of Company capital stock pursuant to the Offer, and that they subsequently approve the Merger Agreement, if such approval is required by law.

     The filing of this Schedule 13D shall not be construed as an admission by the reporting persons that they are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owners of any shares of capital stock of the Company or that the filing of this Schedule 13D is required by applicable rules.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to shares of the common stock, par value $1.00 per share ("Common Stock"), of Moore Products Co. (the "Company"), a Pennsylvania corporation with its principal executive offices at 1201 Sumneytown Pike, Spring House, PA 19477-0900.

Item 2. Identity and Background.

        This statement is being filled by the following persons (the "reporting persons"):

        (a) Name: Frances O. Moore

        (b) Address:   c/o R. E. Wisniewski
                       Moore Products Co.
                       1201 Sumneytown Pike
                       Spring House, PA 19477-0900

        (c) Principal occupation and address: Not applicable

        (d) Criminal proceedings within 5 years: None

        (e) Proceedings with respect to federal or state securities laws: None

        (f) Citizenship: United States

                            -------------------------

        (a) Name: Thomas C. Moore

        (b) Address:   c/o R. E. Wisniewski
                       Moore Products Co.
                       1201 Sumneytown Pike
                       Spring House, PA  19477-0900

        (c) Principal occupation and address: Retired

        (d) Criminal proceedings within 5 years: None

        (e) Proceedings with respect to federal or state securities laws: None

        (f) Citizenship: United States

                            -------------------------

        (a) Name: James O. Moore

        (b) Address:   c/o Moore Products Co.
                       1201 Sumneytown Pike
                       Spring House, PA  19477-0900

        (c) Principal occupation and address: Director of Technology of the Company
              (same address as (b) above)

        (d) Criminal proceedings within 5 years: None

        (e) Proceedings with respect to federal or state securities laws: None

        (f) Citizenship: United States

                            -------------------------

        (a) Name: William B. Moore

        (b) Address:   c/o Moore Products Co.
                       1201 Sumneytown Pike
                       Spring House, PA  19477-0900

        (c) Principal occupation and address: Vice Chairman of the Board of Company same address as (b) above)

        (d) Criminal proceedings within 5 years: None

        (e) Proceedings with respect to federal or state securities laws: None

        (f) Citizenship: United States

                            -------------------------

        (a) Name: Mellon Financial Corporation and Mellon Bank, N.A.

        (b)(c) Address of principal business office:

                       c/o Mellon Financial Corporation
                       One Mellon Bank Center
                       Pittsburgh, PA  15258

        (d) Criminal proceedings within 5 years: None

        (e) Proceedings with respect to federal or state securities laws: None

        (f) Citizenship: Pennsylvania and United States, respectively

        Information with respect to the directors and executive officers of Mellon Financial Corporation and Mellon Bank, N.A. is set forth in Annex I hereto.

Item 3. Source and Amount of Funds or Other Consideration.
        Not applicable with respect to reporting persons.*

Item 4. Purpose of Transaction.
        Not applicable with respect to reporting persons.*

---------------------
* Reference is made to the information set forth in the "Introduction," "Sources and Amount of Funds," "Purpose of the Offer and Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters," "Effect of the Offer on the Market for the Common Stock; Stock Quotation; Exchange Act Registration; Margin Regulations" and "Dividends and Distributions" of the Offer to Purchase in exhibit (2) hereto for such information as it relates to Siemens AG, Parent and Purchaser.

                            -------------------------

Item 5. Interest in Securities of the Issuer.

     The following information concerning beneficial ownership of shares of Company capital stock is subject to the rights of Parent and Purchaser and the obligations of the reporting persons under the Tender and Option Agreement discussed in Item 6 herein. Further, nothing herein shall be construed as an admission by the reporting persons that they are, for the purposes of Section 13(d) of the Act, the beneficial owners of any such shares.

         Frances O. Moore:

     (a) amount beneficially owned:     321,854 (1)
         percentage of class:           11.9%

     (b) sole power to vote             0
         or direct the vote:

         shared power to vote
         or direct the vote:            321,854 (1)

         sole power to dispose or
         direct the disposition of:     0

         shared power to dispose or
         direct the disposition of:     321,854 (1)

     (c) transactions during
         last sixty days:               0

     (d) right of others to receive
         dividends and sale proceeds:   reference is made to Item 6 herein.

     (e) date on which reporting person
         ceased to be the beneficial owner
         of more than 5% of the Shares: reference is made to Item 6 herein.

                            -------------------------

     Thomas C. Moore:

     (a) amount beneficially owned:     338,826 (2) (3)
         percentage of class:           12.5%

     (b) sole power to vote
         or direct the vote:            38,826 (3)

         shared power to vote
         or direct the vote:            300,000 (2)

         sole power to dispose or
         direct the disposition of:     28,826 (3)

         shared power to dispose or
         direct the disposition of:     310,000 (2)

     (c) transactions during
         last sixty days: on January 11, 2000, reporting person made gifts of an aggregate of 400 shares of Common Stock to a great grandchild and to 3 charities.

     (d) right of others to receive
         dividends and sale proceeds:   reference is made to Item 6 herein.

     (e) date on which reporting person
         ceased to be the beneficial owner
         of more than 5% of the Shares: reference is made to Item 6 herein.

                            -------------------------


     James O. Moore:

     (a) amount beneficially owned:     344,653 (2) (4)
         percentage of class:           12.7%

     (b) sole power to vote
         or direct the vote:            44,653 (4)

         shared power to vote
         or direct the vote:            300,000 (2)

         sole power to dispose or
         direct the disposition of:     44,653 (4)

         shared power to dispose or
         direct the disposition of:     300,000 (2)

     (c) transactions during
         last sixty days:                  0

     (d) right of others to receive
         dividends and sale proceeds:   reference is made to Item 6 herein.

     (e) date on which reporting person
         ceased to be the beneficial owner
         of more than 5% of the Shares: reference is made to Item 6 herein.

                            -------------------------


     William B. Moore

     (a) amount beneficially owned:     352,961 (2) (5)
         percentage of class:           13.0%

     (b) sole power to vote
         or direct the vote:            52,961 (5)

         shared power to vote
         or direct the vote:            300,000 (2)

         sole power to dispose or
         direct the disposition of:     52,961 (5)
         shared power to dispose or
         direct the disposition of:     300,000 (2)

     (c) transactions during
         last sixty days:               0

     (d) right of others to receive
         dividends and sale proceeds:   reference is made to Item 6 herein.

     (e) date on which reporting person
         ceased to be the beneficial owner
         of more than 5% of the Shares: reference is made to Item 6 herein.

                               ------------------

Mellon Financial Corporation and
Mellon Bank, N.A.

     (a) amount beneficially owned:     626,767 (6)
         percentage of class:           23.14%

     (b) sole power to vote
         or direct the vote:            4,813

         shared power to vote
         or direct the vote:            621,954 (6)

         sole power to dispose or
         direct the disposition of:     4,813

         shared power to dispose or
         direct the disposition of:     621,954 (6)

     (c) transactions during
         last sixty days:               0

     (d) right of others to receive
         dividends and sale proceeds:   reference is made to Item 6 herein.

     (e) date on which reporting person
         ceased to be the beneficial owner
         of more than 5% of the Shares: reference is made to Item 6 herein.

                              ---------------------

(1) Represents 252,698 shares of Common Stock ("Shares") and 172,890 shares of preferred stock held by Mrs. Moore as co-trustee (with Mellon Bank, N.A.) of the Trust under the Will of the late C. B. Moore, and assumes the conversion of the preferred stock into Common Stock at the conversion rate of one share of Common Stock for each two and one-half shares of preferred stock. Each share of preferred stock has five votes, voting as a single class with the Common Stock.

(2) Includes: (i) an aggregate of 300,000 Shares held as co-trustee of two trusts established by the late C. B. Moore (of which Mellon Bank, N.A., Thomas O. Moore, James O. Moore and William B. Moore are the trustees); and
     (ii) 1,020 shares of preferred stock owned by such reporting person, and assumes the conversion of such shares into Common Stock.

(3) Includes: (i) 10,000 Shares held by him as joint trustee (with his former wife) for his children; (ii) 4,334 Shares held by him as a trustee of a trust established by Frances O. Moore; (iii) 4,125 Shares held by him as custodian for minor children and grandchildren; and (iv) 3,000 Shares issuable upon exercise of exercisable stock options granted under the Company's stock option plans.

(4) Includes: (i) 4,333 Shares held by him as trustee of a trust established by Frances O. Moore; and (ii) 1,500 Shares issuable upon exercise of options granted under the Company's stock option plans which options are currently exercisable or become exercisable within 60 days, but does not include other such options which would be accelerated at the time of the Merger pursuant to the Merger Agreement.

(5) Includes: (i) 4,333 Shares held by him as trustee of a trust established by Frances O. Moore; and (ii) 3,250 Shares issuable upon exercise of options granted under the Company's stock option plans which are currently exercisable or become exercisable within 60 days, but does not include other such options which would be accelerated at the time of the Merger pursuant to the Merger Agreement.

(6) Includes: (i) the shares referred to in Note (1) above; and (ii) the shares referred to in Note (2) (i) above.

                              ---------------------

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The reporting persons are parties to the Tender and Option Agreement pursuant to which the reporting persons, among other things: (i) agreed to tender all their shares of capital stock of the Company in the Tender Offer and to vote in favor of the Merger and related matters, and (ii) granted to Parent and Purchaser an option to purchase such shares at the Tender Offer price under certain circumstances and granted a proxy to them to vote such shares. In the case of Mellon Bank, N.A., the Tender and Option Agreement applies only to shares held by it as trustee of the trusts set forth in Notes (1) and (2) (i) to
Item 5 herein, and the voting and proxy agreements do not apply to the shares set forth in Notes (3) (ii), 4 (i) and 5 (i) to said Item 5. The information set forth in the "Introduction" and "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference to exhibit (2) hereto.

Item 7. Material to be Filed as Exhibits.

(1)  Filing Agreement dated February 10, 2000
(2)  Offer to Purchase, dated January 21, 2000*
(3) Agreement and Plan of Merger, dated as of January 16, 2000, by and among Parent, Purchaser and the Company*
(4) Tender and Option Agreement, dated as of January 16, 2000, by and among Parent, Purchaser and the Company*

----------
* Incorporated herein by reference to exhibits (a)(1), (c)(1) and (c)(3), respectively, to the Siemens Energy & Automation, Inc. Schedule 14D-1 filed with respect to Moore Products Co. on January 21, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to such reporting person is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(k), that this statement is being filed on behalf of each of the reporting persons herein.

Dated: February 10, 2000


                                                  /s/ Frances O. Moore
                                                  ------------------------
                                                  Frances O. Moore

                                                  /s/ Thomas C. Moore
                                                  ------------------------
                                                  Thomas C. Moore

                                                  /s/ James O. Moore
                                                  ------------------------
                                                  James O. Moore

                                                  /s/ William B. Moore
                                                  ------------------------
                                                  William B. Moore

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to such reporting person is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(k), that this statement is being filed on behalf of each of the reporting persons herein.

Dated: February 10, 2000




                                        MELLON FINANCIAL CORPORATION



                                        By: /s/ Carl Krasik
                                           -----------------------------
                                           Carl Krasik
                                           Secretary


                                        MELLON BANK, N.A.


                                        By: /s/ Carl Krasik
                                           -----------------------------
                                           Carl Krasik
                                           Secretary

                                  EXHIBIT INDEX


(1)  Filing Agreement dated February 10, 2000 (filed herewith)
(2)  Offer to Purchase, dated January 21, 2000*
(3) Agreement and Plan of Merger, dated as of January 16, 2000, by and among Parent, Purchaser and the Company*
(4) Tender and Option Agreement, dated as of January 16, 2000, by and among Parent, Purchaser and the Company*

----------
* Incorporated herein by reference to exhibits (a)(1), (c)(1) and (c)(3), respectively, to the Siemens Energy & Automation, Inc. Schedule 14D-1 filed with respect to Moore Products Co. on January 21, 2000.

                                    ANNEX I

     Information concerning directors and executive officers of Mellon Financial Corporation and Mellon Bank, N.A.


Name        Principal Occupation and Business Address
----        -----------------------------------------

Directors of Mellon Bank, N.A. and Mellon Financial Corporation:
Dwight L. Allison, Jr.         Retired Chairman, President and CEO
                               The Boston Company
                               One Mellon Center, Room 4700
                               500 Grant Street
                               Pittsburgh, PA  15258-0001

Burton C. Borgelt              Retired Chairman and CEO
                               Dentsply International, Inc.
                               One Mellon Center, Room 4700
                               500 Grant Street
                               Pittsburgh, PA  15258-0001

Carol R. Brown                 President, The Pittsburgh Cultural Trust
                               125 Seventh Street, Suite 500
                               Pittsburgh, PA  15222-3411

Frank V. Cahouet               Retired Chairman, President and CEO
                               Mellon Financial Corporation
                               One Mellon Center, Room 4700
                               500 Grant Street
                               Pittsburgh, PA  15258-0001

Jared L. Cohon                 President, Carnegie Mellon University
                               5000 Forbes Avenue
                               Pittsburgh, PA  15213

Christopher M. Condron         President and Chief Operating Officer
                               Mellon Financial Corporation
                               and Mellon Bank, N.A.
                               One Mellon Center, Suite 151-4700
                               500 Grant Street
                               Pittsburgh, PA  15258-0001

J. W. Connolly                 Retired Senior Vice President
                               H.J. Heinz Company
                               One Mellon Center, Room 4700
                               500 Grant Street
                               Pittsburgh, PA  15258-0001



Charles A. Corry              Retired Chairman and CEO
                              USX Corporation
                              One Mellon Center, Room 4700
                              500 Grant Street
                              Pittsburgh, PA  15258-0001

Ira Gumberg                   President and CEO
                              J. J. Gumberg Co.
                              1051 Brinton Road
                              Pittsburgh, PA  15221-4599

Pemberton Hutchinson          Retired Chairman
                              Westmoreland Coal Company
                              One Mellon Center, Room 4700
                              500 Grant Street
                              Pittsburgh, PA  15258-0001

George W. Johnstone           Retired President and CEO
                              American Water Works Company, Inc.
                              One Mellon Center, Room 4700
                              500 Grant Street
                              Pittsburgh, PA  15258-0001

Rotan E. Lee                  Chief Executive Officer
                              Total Health Care Plan, Inc.
                              Cleveland, OH  44120

Edward McAniff                Of Counsel
                              O'Melveny & Myers
                              400 South Hope Street, Suite 1711
                              Los Angeles, CA  90071

Martin G. McGuinn             Chairman and Chief Executive Officer
                              Mellon Financial Corporation
                              Mellon Bank, N.A.
                              One Mellon Center, Suite 151-4700
                              500 Grant Street
                              Pittsburgh, PA  15258-0001

Robert Mehrabian              President and Chief Executive Officer
                              Teledyne Technologies, Inc.
                              2049 Century Park East, 15th Floor
                              Los Angeles, CA  90067-3101



Seward Prosser Mellon         c/o Jane Crompton
                              Richard K. Mellon and Sons
                              500 Grant Street, Suite 4106
                              Pittsburgh, PA  15219-2502

Mark A. Nordenberg            University of Pittsburgh
                              Office of the Chancellor
                              107 Cathedral of Learning
                              Pittsburgh, PA  15258-2809

David S. Shapira              Chairman and CEO
                              Giant Eagle, Inc.
                              101 Kappa Drive
                              Pittsburgh, PA  15260

Joab L. Thomas                President Emeritus
                              The Pennsylvania State University
                              One Mellon Center, Room 4700
                              500 Grant Street
                              Pittsburgh, PA  15258-0001

Wesley W. von Schack          Chairman, President and CEO
                              Energy East Corporation
                              4500 Vestal Parkway East
                              Binghamton, NY  13902-3607

                            ________________________


Executive Officers of Mellon Financial Corporation and Mellon Bank, N.A. (each holding the same titles with both entities except where otherwise noted):

Name                          Principal Occupation and Business Address
----                          -----------------------------------------


Martin G. McGuinn             Chairman and Chief Executive Officer
                              One Mellon Center, Suite 151-4700
                              500 Grant Street
                              Pittsburgh, PA  15258-0001

Christopher M. Condron        President and Chief Operating Officer
                              One Mellon Center, Suite 151-4700
                              500 Grant Street
                              Pittsburgh, PA  15258-0001



Steven G. Elliott             Senior Vice Chairman and Chief Financial Officer
                              One Mellon Center, Suite 151-4700
                              500 Grant Street
                              Pittsburgh, PA  15258-0001

John T. Chesko                Vice Chairman, Chief Risk and Chief Credit Officer
                              One Mellon Center, Suite 151-4700
                              500 Grant Street
                              Pittsburgh, PA  15258-0001

Jeffrey L. Leininger          Vice Chairman
                              One Mellon Center, Suite 151-4700
                              500 Grant Street
                              Pittsburgh, PA  15258-0001

Keith P. Russell              Vice Chairman
                              One Mellon Center, Suite 151-4700
                              500 Grant Street
                              Pittsburgh, PA  15258-0001

Peter Rzasnicki               Vice Chairman
                              One Mellon Center, Suite 151-4700
                              500 Grant Street
                              Pittsburgh, PA  15258-0001

Alan P. Woods                 Vice Chairman and Chief Information Officer
                              One Mellon Center, Suite 151-4700
                              500 Grant Street
                              Pittsburgh, PA  15258-0001

Michael K. Hughey             Senior Vice President and Controller
                              One Mellon Center, Suite 151-0772
                              500 Grant Street
                              Pittsburgh, PA  151258-0001

Michael A. Bryson             Executive Vice President
                              (Mellon Bank, N.A.)
                              Treasurer
                              (Mellon Financial Corporation)
                              One Mellon Center, Suite 151-0750
                              500 Grant Street
                              Pittsburgh, PA  15258-0001

     Each of the individuals listed above is a citizen of the United States of America, except Jeffrey L. Leininger is a German citizen. The sole stockholder of Mellon Bank, N.A. is Mellon Financial Corporation.

     During the last five years, to the best knowledge of Mellon Financial Corporation and Mellon Bank, N.A., none of their directors or executive officers named above has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Further, to the best knowledge of Mellon Financial Corporation and Mellon Bank, N.A., during the past 60 days none of such directors or executive officers has effected any transactions in the capital stock of Moore Products Co.